Angela Collette PSC

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

April 12, 2011

Mr. Josh Reynolds

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: PDK Energy Inc

Registration Statement on Form S-1

Filed April 1, 2011

File No. 333-168661

Dear Mr. Reynolds,

Please see the answers to your comments below.

Exhibit 23.1

1.

Please provide a current consent of the independent accountant

We have Provided

We hope that this satisfies all of your comments. Please let us know when we might be able to request acceleration.

Sincerely,

//Angela Collette

Angela Collette

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762